UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800

Toronto, Ontario

M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

On August 14, 2012, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Material Change Report announcing, among other things, that (a) Hudbay’s board of directors approved a US$1.5 billion investment to fund the development of its Constancia copper mine, and (b) Hudbay entered into definitive agreements with Silver Wheaton Corp. to receive upfront deposit payments of US$750 million for a portion of the precious metals streams at its 777 mine and Constancia, (ii) a Silver Purchase Agreement, dated August 8, 2012, between Silver Wheaton (Caymans) Ltd., HudBay (BVI) Inc. and Hudbay, and (iii) a Precious Metals Purchase Agreement, dated August 8, 2012, between Silver Wheaton Corp., Hudson Bay Mining and Smelting Co., Limited and Hudbay.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 — Material Change Report announcing Hudbay’s construction of Constancia copper mine in Peru and a precious metals stream transaction;

•	Exhibit 99.2 — Silver Purchase Agreement, dated August 8, 2012; and

•	Exhibit 99.3 — Precious Metals Purchase Agreement, dated August 8, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

	By:	/s/ Patrick Donnelly

	Name:	Patrick Donnelly

	Title:	Vice President, Legal and Corporate Secretary

Date: August 15, 2012

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Material Change Report announcing Hudbay’s construction of Constancia copper mine in Peru and a precious metals stream transaction

99.2	Silver Purchase Agreement, dated August 8, 2012

99.3	Precious Metals Purchase Agreement, dated August 8, 2012